Exhibit 99.6

RNS Number:8048F
Wolseley PLC
30 November 2004

We have today been informed that Barclays PLC no longer has a notifiable interest in the ordinary shares of 25p each in the capital of the Company.

Contact : M J White: Group Company Secretary and Counsel 0118 929 8700

Ends.

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